	OMB APPROVAL
OMB Number:	3235-0116
Expires:	July 31, 2008
Estimated average burden	.
hours per response	6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **January 2008**

Commission File Number: **0-30150**



Buffalo Gold Ltd.

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Documents Included as Part of this Report

Exhibit No.	**Document**
1	News Release dated January 21, 2008
2.	Material Change Report dated January 21, 2008
3.	Early Warning Report dated January 21, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: January 21, 2008

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492
Fax: 604.685.2536
www.buffalogold.ca

*Trading Symbol***:**
TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

BUFFALO CLOSES SECOND TRANCHE OF NON-BROKERED PRIVATE PLACEMENT

Vancouver, B.C., January 21, 2008 – Further to its news releases of December 4, 2007 and December 10, 2007, **Buffalo Gold Ltd.** (the "Company") **(TSX-V: BUF; OTC-BB: BYBUF; FWB: B4K)** is pleased to report that it has closed the second tranche of the private placement. Pursuant to the second closing, the Company issued 9,104,001 units ("Units") at a price of $0.45 per Unit for aggregate gross proceeds of $4,096,800. Altogether, the Company issued an aggregate of 17,774,001 Units at a price of $0.45 per Unit for aggregate gross proceeds of $7,998,300 pursuant to this placement.

Each Unit consists of one common share in the capital of the Company and one-half of one share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one common share at $0.75 per share until January 18, 2010. The Company paid finders' fees in connection with the financing consisting of $558,810 in cash and issued 1,114,711 warrants which entitle the holders to purchase one common share at $0.75 per share until January 18, 2010. All securities issued pursuant to this closing are subject to a four-month hold period expiring May 19, 2008. The proceeds from the sale of the Units will be used to fund exploration and development of the Company's mineral properties and for working capital.

The Company also reports that it acquired 5,724,500 common shares of AMI Resources Inc. ("AMI") at a price of $0.40 per share in a private transaction. As a result of this transaction, the Company now owns 7,170,000 common shares, representing approximately 22.3% of AMI's issued and outstanding share capital. The Company has no present intention of acquiring any additional securities of AMI.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

   "*Brian McEwen*"

Brian McEwen,
President

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or tollfree 1.888.685.5492

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2   **Date of Material Change**

January 21, 2008

Item 3   **News Release**

A press release was issued on January 21, 2008, at Vancouver, B.C.

Item 4   **Summary of Material Change**

1. Buffalo closed the second tranche of a non-brokered private placement of 9,104,001 units at a price of $0.45 per unit to generate gross proceeds of $4,096,800.

2. In a private transaction, Buffalo acquired 5,724,500 common shares of AMI Resources Inc at a price of $0.40 per share.

Item 5   **Full Description of Material Change**

Further to its news releases of December 4, 2007 and December 10, 2007, Buffalo has closed the second tranche of the private placement. Pursuant to the second closing, the Company issued 9,104,001 units ("Units") at a price of $0.45 per Unit for aggregate gross proceeds of $4,096,800. Altogether, the Company issued an aggregate of 17,774,001 Units at a price of $0.45 per Unit for aggregate gross proceeds of $7,998,300 pursuant to this placement.

Each Unit consists of one common share in the capital of the Company and one-half of one share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one common share at $0.75 per share until January 18, 2010. The Company paid finders' fees in connection with the financing consisting of $558,810 in cash and issued 1,114,711 warrants which entitle the holders to purchase one common share at $0.75 per share until January 18, 2010. All securities issued pursuant to this closing are subject to a four-month hold period expiring May 19, 2008. The proceeds from the sale of the Units will be used to fund exploration and development of the Company's mineral properties and for working capital.

The Company also reports that it acquired 5,724,500 common shares of AMI Resources Inc. ("AMI") at a price of $0.40 per share in a private transaction. As a result of this transaction, the Company now owns 7,170,000 common shares, representing approximately 22.3% of AMI's issued and outstanding share capital. The Company has no present intention of acquiring any additional securities of AMI.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Brian McEwen, President at (604) 685-5492

Item 9   **Date of Report**

January 21, 2008

REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 176 OF THE *SECURITIES ACT* (ALBERTA)

<u>EARLY WARNING REPORT</u>

1.   **Name and address of the Offeror:**

Buffalo Gold Limited
Suite 2400 – 1111 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4M3
(the "Offeror")

2.   **Name of reporting issuer:**

AMI Resources Inc. ("AMU")

3.   **Designation and Number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

Pursuant to a private transaction completed on January 17, 2008, the Offeror acquired 5,724,500 common shares of AMU at a price of $0.40 per share for an aggregate consideration of $2,289,800. These shares represent approximately 17.7% of the issued and outstanding shares of AMU.

4,   **Designation and Number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

Prior to the closing of the transaction referenced to in paragraph 3 above, the Offeror held 1,445,500 common shares in the capital of AMU. The Offeror now exercises control and direction over an aggregate of 7,170,000 common shares of AMU, representing approximately 22.3% of the issued and outstanding common shares of AMU.

5.   **Designation and Number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:**

   (i)   **the Offeror, either alone or together with any joint actors, has ownership and control:**

   The Offeror has sole ownership and control over the shares referenced in paragraph 4 above.

   (ii)   **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:**

   Not applicable

   (iii)   **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

   Not applicable

6.   **The name of the market in which the transaction or occurrence that gave rise to the news release took place:**

The securities were acquired pursuant to a private transaction.

7. **The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

   The securities were acquired for investment purposes only. The Offeror has not acquired and has no present intention of acquiring any further securities of AMU.

8. **General Nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

   The securities were acquired pursuant for a cash consideration of $2,289,800.

9. **Names of any joint actors in connection with the disclosure required by Appendix E of National Instrument 62-103:**

   None.

10. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:**

    The Offeror paid $0.40 per share for the 7,170,000 shares pursuant to a private transaction.

11. **If applicable, a description of any change in any material fact set out in a previous report by the Offeror under the early warning requirements:**

    None.

DATED at Vancouver, British Columbia as of the 21st day of January 2008.

Buffalo Gold Limited

Per: *"Brian McEwen"*
Brian McEwen, President and
Director